Filed by FS Development Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FS Development Corp. II

Commission File No. 001-40067

Date: October 5, 2021

The following article from genengnews.com was published on October 5, 2021:

Pardes Biosciences Advances Oral Antiviral Drug for SARS-CoV-2 Infections

genengnews.com/topics/drug-discovery/pardes-biosciences-advances-oral-antiviral-drug-for-sars-cov-2-infections

October 5, 2021

While the development of the COVID-19 vaccines is judged by many to be on par with some of the most outstanding medical achievements of the past few decades, we’re not out of the woods from the pandemic just yet. There is still a dire need for figuring out not just how to prevent the spread of SARS-CoV-2 but to treat the actual illness that has claimed so many lives, and taken a major toll on the rest of us.

Pardes Biosciences is a young biopharmaceutical company based in Carlsbad, California, that is on the fast track to developing a potential direct-acting, oral antiviral drug to treat and prevent SARS-CoV-2 infections. The company, about 18 months old, designed their lead candidate PBI-0451 to inhibit the coronavirus main protease, an essential protein for SARS- CoV-2 replication that is highly similar across all coronaviruses, including emerging coronavirus variants. Pardes announced in August a Phase 1 clinical trial evaluating PBI- 0451.

In late June, Pardes announced an agreement to merge with a special purpose acquisition company (SPAC) sponsored by Foresite Capital, raising $276 million. The funds are intended to aid the development of PBI-0451 and the firm’s method of using reversible covalent chemistry to design drugs. Pardes Biosciences and FS Development Corp. II (Nasdaq: FSII), a special purpose acquisition company sponsored by Foresite Capital, announced they have entered into a definitive merger agreement in late June 2021. Upon closing of the transaction, the company will be renamed “Pardes Biosciences, Inc.” (Combined Company), and the Combined Company’s common stock is expected to be listed on NASDAQ under the ticker symbol PRDS.

GEN Edge sat down with Uri Lopatin, MD, CEO and President, to discuss how and why he left his position as a Visiting Partner at Y Combinator (after previously holding clinical and translational science roles at Schering Plough, Roche, and Gilead Sciences) to start Pardes for the development of a SARS-CoV-2 antiviral oral drug.

GEN Edge: What came first, SARS-CoV-2 and COVID-19 or Pardes Biosciences?

Lopatin: When the pandemic hit, I was having a conversation with Lee Arnold, our CSO. We noticed that SARS-CoV-2 looked a lot like SARS and MERS. Our thesis in the early days was that we would need oral antivirals because of the normal course of events with coronaviruses. Coronaviruses are known to cause a percentage of common colds every year. Even if vaccines could be developed (there were none at the time), we worried it would be possible to be infected more than once. SARS-CoV-2 is like a common cold with a bad attitude.

Today, if we are infected with any respiratory virus, and especially SARS-CoV-2, we isolate and work from home. But feeling sick and getting to stay home only works for those of us who have the privilege of working from home. What do you do if you’re one of the 6 billion people on the bottom of the pyramid that doesn’t have that privilege? What do you do if you’ve got elderly parents at home or immunocompromised family members? It’s a tremendous burden of disease, and it extends beyond SARS-CoV-2 and COVID-19. Since the world cares about SARS-CoV-2, we believe there’s a remarkable opportunity to have an impact that we hope significantly outlasts this specific disease.

We saw the critical work and emphasis placed on vaccines, but we didn’t see the same energy going into small molecules. It wasn’t that we had been thinking about starting a company, and this fell into our laps, it’s that the world was hit with this pandemic—likely the most significant medical calamity of our lifetime. It so happened that Lee had this interesting idea about how we could potentially target the coronavirus main protease with a chemistry that he was an expert in. The problem called, and we founded the company quite literally to bring to bear a solution for SARS-CoV-2. We felt that we could do something that was needed. Another place where, unfortunately, we appear to have been right is that COVID-19 is not likely going away. If we had developed drugs 20 years ago for SARS, we would have drugs today for SARS-CoV-2. But we thought it was not worth it to do it then, and we are now suffering the consequences.

GEN Edge: How is working on a pill different than an injected vaccine?

Lopatin: To protect people, you want both vaccines and therapeutics. I want my mother to get Pneumovax, but I also want to make sure that there’s an antibiotic in case she gets pneumonia. I want her to get influenza shots, but I also want to make sure that there’s Tamiflu if she gets the flu. Unfortunately, we already see that it’s possible to get vaccinated and still get sick and transmit the virus. No matter how fantastic, vaccines protect better against the past than the future because they’re designed based on what’s already happened.

The best thing we can do as a species is make certain that we have more than one tool available. Ideally there should be multiple oral therapeutics and multiple vaccines. It turns out 7 billion people is a large market. We believe the best thing we can do as a planet is to get everybody vaccinated. But we suspect that won’t happen anytime soon and even that likely won’t be able to get rid of SARS-CoV-2 entirely.

What’s the advantage of an oral antiviral therapeutic compared to vaccines? Vaccines are great if you have taken one, and they have worked for you and everyone around you. Unfortunately, that’s not always the case. If you become infected—whether or not you’ve been vaccinated—you want a therapy that’s easy to take at home. If the only available therapies or therapeutics are the type that require an injection or IV that you need to get in a hospital or clinic full of other sick people, that’s suboptimal. If the alternative could be having something dropped in your mailbox by your local pharmacy without ever having to leave home because you’ve been diagnosed as infected, or perhaps even if a future “contact tracing” app says a first-degree contact of yours was infected, that would be fundamentally more enabling for society to keep on functioning.

Importantly oral antivirals can potentially be used both as a therapeutic and a prophylactic treatment — something that prevents healthy people who’ve been exposed to a virus from getting sick to begin with. We know this approach can work for other infections and has been demonstrated by Tamiflu with influenza and Tenofovir for HIV.

Ideally, we want to help sick people get healthy and also help healthy people not get sick— without having to miss days of work or travel to a doctor’s office (where they might be exposed or expose others to the virus). We believe that—compared to injectables—an oral antiviral is a significant advantage in the marketplace and a significant benefit, most importantly, for humans.

GEN Edge: What has changed to allow the biomedical community to address this coronavirus pandemic differently from the past?

Lopatin: What makes this moment unique is that there is a perfect storm of good things. Hi-speed wireless and internet have enhanced remote collaboration; computational advancements and cloud computing have democratized structure-based drug design. When you go back to the last time that we thought about MERS and SARS, the ability to do large amounts of computational work on the cloud, which can speed things up, was just not possible. Putting all of the SARS-CoV-2 sequences and crystal structures in the public domain in real-time made this a fantastic example of what the world can do to collaborate around solutions.

Another thing that has changed over the intervening 20 years is the chemistry. If you think back two decades, the ideas of “reversibility” and “covalency” were oxymorons. We now see the advantages of drugs employing reversible covalent chemistry. This idea existed, but it hadn’t flourished before.

GEN Edge: Is Pardes solely focused on SARS-CoV-2 and COVID-19, or are you already applying your technology and using the company to address other viruses and infectious diseases?

Lopatin: We are excited and optimistic about the potential of what we believe we can do. The most important thing for us right now is to try and move the world to a post- pandemic state. If our lead program can help bring that forward sooner, there are opportunities on the back end both for the lead program and other programs.

But the majority of the focus today is on that lead program, PBI-0451. We have ongoing research in other areas, and we think those will be important. We often think about that when we look forward to the future, but it would be an incredible privilege to help the world get to that future first.

GEN Edge: How is your lead oral antiviral drug candidate PBI-0451 being produced?

Lopatin: It is an exciting experience building a company to solve for a pandemic amid the pandemic. I don’t think this would have been possible 10, 15, or 20 years ago. Today we have electronic lab notebooks, secure internet communications, and high-speed wireless to enable us to find solutions.

There are fantastic research organizations where you can—without having to build your own enormous infrastructure—do experimental, manufacturing, and formulation work and tie that all together virtually. This is incredibly enabling and means that a much smaller group of people can leverage a much larger set of talents and specific domain experts. It’s one of the reasons we’ve been able to do what we are doing, instead of building infrastructure from scratch, installing equipment, and training people, etc. We are working with some of the best experts in the world—they have specialized knowledge and skills and are already good at the kind of work we are doing. For example, some of the work that we’ve done specifically in the lab setting for SARS-CoV- 2 requires a biosafety level three lab. That’s not a trivial endeavor. It turns out that our collaborators at Vanderbilt University have been working with these conditions, and with coronaviruses, for a long time, and have been fantastic.

We are working with brilliant people and letting them do the things that they’re best at. Finding ways to make it a win-win situation tends to be a pretty good model.

GEN Edge: Similar to SARS and MERS 20 years ago, how do you think you’ll be looking back on the pandemic 20 years in the future?

Lopatin: Something that can’t be over-emphasized is how much collaboration and thought have gone into moving things faster, across the globe. We’ve seen changes in everything from telemedicine to point of care diagnostics to regulatory response times, where things usually take weeks or months. The world cares and is actively trying to figure out the best practice. Things are actually improving in real-time. We are trying to learn from the things the world has done well to accelerate.

Otherwise, I would say that there are “nine women and a baby” type problems (nine women can’t make a baby in a month). For example, you have to make the drug, distribute the drug, and test the drug for measures of safety and tolerability, and only then you can test it in humans. You have to do things correctly without shortcuts to get an investigational new drug approved. When your goal is making extremely high-quality therapeutics for people who need it, there are things that you can do to shorten timelines, like planning for success. If you assume that this will work out, making sure that you have something ready on the backend to receive that success and carry it forward will help you move very quickly.

When you have a problem of pandemic magnitude, that’s a tremendous impetus to make sure that you’ve planned for success. That’s an area where we’ve learned quite a lot about doing things well and efficiently. There are rate limiters, but the rate limiters are the things that should appropriately be rate limiters—such as making certain that drugs are safe, have a good profile, and can be dosed well. It’s kind of a blessing to see a problem of this magnitude and feel like we might be in a position to do something to help people—it is an extraordinary privilege. That’s a trust that we hold sacred, and we need to ensure that we do things the right way.

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About Pardes Biosciences

Pardes Biosciences is a clinical-stage biopharmaceutical company committed to solving some of the world’s most pressing public health challenges. Pardes leverages structure-based drug design and a tunable, reversible covalent chemistry platform for novel drug discovery. The company’s lead product candidate, PBI-0451, is being developed as a potential direct-acting, oral antiviral drug to treat and prevent SARS-CoV-2 infections. PBI-0451 is designed to inhibit the coronavirus main protease, an essential protein for SARS-CoV-2 replication. This protease is highly similar across all coronaviruses, including known and emerging coronavirus variants. Pardes Biosciences is headquartered in Carlsbad CA. For more information, visit www.pardesbio.com.

Additional Information and Where to Find It

On June 29, 2021, Pardes entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with FS Development Corp. II (Nasdaq: FSII), a special purpose acquisition company sponsored by Foresite Capital.

In connection with the Merger Agreement, FS Development Corp. II has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a description of the terms of the business and includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of FS Development Corp. II to vote on the business combination. Before making a voting decision, investors, shareholders and other interested persons of FS Development Corp. II are urged to read, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about FS Development Corp. II, Pardes and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of FS Development Corp. II as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. The preliminary and definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

FS Development Corp. II and Pardes and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Information about the directors and executive officers of FS Development Corp. II is set forth in the filed registration statement on Form S-4 containing the proxy statement/prospectus for the proposed business combination, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this communication, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this communication include, but are not limited to, statements regarding the advancement of our product candidate, PBI-0451, as well as statements about the potential attributes and benefits of Pardes’ product candidate, the format and timing of Pardes’ product development activities and clinical trials, the timing on the disclosure of clinical data and whether clinical trials will replicate the results from preclinical studies and the ability to develop other drug product candidates for other diseases using our platform. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination, the occurrence of any event that could give rise to the termination of the Merger Agreement, the ability to recognize the anticipated benefits of the business combination, development of competing therapeutic treatments for COVID-19 on Pardes’ business and/or other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4 filed by FS Development Corp. II with the SEC and those included under the header “Risk Factors” in the final prospectus of FS Development Corp. II related to its initial public offering. Most of these factors are outside of FS Development Corp. II’s and Pardes’ control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.